SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 8, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Releases

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 8, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

December 8, 2008
Ivanhoe Mines Makes Another High-Grade Discovery
of Gold and Copper at the Oyu Tolgoi Project in Mongolia
Discovery Remains Open to Expansion in All Directions
ULAANBAATAR, MONGOLIA — John Macken, President and CEO of Ivanhoe Mines Ltd., and Doug Kirwin, Executive Vice-President, Exploration, today announced additional details of the exploration drilling at the company’s Oyu Tolgoi Project in Mongolia that has discovered a new zone of high-grade gold and copper mineralization, which has characteristics of the earlier high-grade discoveries at the Hugo Dummett and Southwest Oyu deposits.
The Oyu Tolgoi mineralized structural corridor, as currently defined, now has a total strike length in excess of 20 kilometres — encompassing Oyu Tolgoi in the centre and more recent extensions to the south and north onto the joint Ivanhoe-Entrée agreement area.
The latest discovery is highly significant because it indicates that there is a strong probability of an additional gold-rich copper deposit between the previously discovered Heruga Deposit and the Southwest Oyu Deposit. An objective of the ongoing drilling is to establish whether there is a continuous, high-grade mineralized connection between the major Oyu Tolgoi deposits to the north and the more recently discovered Heruga Deposit to the south.
The discovery, which is open to expansion in all directions, is within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. It is located in the three-kilometre gap between the Heruga Deposit, which was discovered on the joint Ivanhoe-Entrée licence area in 2007, and Ivanhoe’s 100%-owned Southern Oyu deposits that were delineated by Ivanhoe’s earlier exploration between 2001 and 2005.
Deep diamond drilling on a section 1.5 kilometres north of the Heruga Deposit and 1.5 kilometres south of the Southwest Oyu Deposit targeted a gradient-array Induced Polarization (IP) chargeability anomaly that extends from Heruga to Southwest Oyu. Zones of high-grade copper and gold mineralization were intersected over a distance of 369.3 metres grading 0.83 g/t gold, 0.53% copper, and 64 ppm molybdenum (1.09% copper equivalent). This included an intersection of 78.3 metres grading 2.13 g/t gold, 0.82% copper and 126 ppm molybdenum (2.24% copper equivalent) between 2258 and 2336.3 metres downhole. In addition, this also included a sub-interval of 16.3 metres grading 4.70 g/t gold, 1.56% copper and 168 ppm molybdenum (4.64% copper equivalent).
Visit www.ivanhoemines.com for pictures of the drill core and maps and sections of the new discovery.
POTENTIAL FOR MAJOR NEW GOLD-RICH COPPER DEPOSIT
“Based on the high gold and copper grades, as well as the high gold-to-copper ratio encountered, and the style and tenor of the porphyry mineralization, this drillhole could indicate the discovery of a major new gold-rich copper deposit at Oyu Tolgoi comparable in importance to the Hugo Dummett or Southwest Oyu deposits,” said Mr. Kirwin. “Clearly, this newly discovered gold-rich copper porphyry highlights the potential for the largely untested zone between Heruga and the Southern Oyu deposits. The high gold-to-copper ratios are considered to be very significant.”

OTD1484, the first hole drilled in this section, intersected carbonaceous sediments that typically are 200-300 metres above mineralization, then passed through a major fault at 830 metres and back into cover rocks to the final depth of 1507 metres. The second hole in the section, OTD1487, and its continuation, OTD1487A, were designed to intersect mineralization 500 metres below the carbonaceous sediments in OTD1484. Weakly mineralized quartz monzodiorite was intersected in the downhole interval from 1423 metres to 1963 metres, before passing through a major fault and into conglomerate that typically directly overlies mineralization. High-grade copper and gold mineralization then was intersected over approximately half of the 358-metre interval to the end of the hole, with the rest of the interval occupied by later, unmineralized dykes and weakly mineralized post-mineral intrusions. The hole was terminated in high-grade mineralization at a downhole depth of 2336.3 metres (a true depth of 2068 metres below surface) due to drilling difficulties.
OYU TOLGOI CORRIDOR MAY BE SINGLE ZONE OF PORPHYRY MINERALIZATION
From the Heruga Deposit in the south, the Oyu Tolgoi mineralized structural corridor now extends north by northeast through the Oyu Tolgoi deposits to the lower-grade copper-gold porphyry occurrence at Ulaan Khud, or Airport North Zone, located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit. In addition, the corridor has been well-defined by the regional gradient-array IP surveys conducted by Ivanhoe’s geophysical team led by consulting geophysicist, Grant Hendrickson, P.Geo.
“Based on the geophysics, our recent exploration successes at Heruga and this latest discovery hole, we believe that the Oyu Tolgoi structural corridor may represent one single zone of porphyry mineralization, cut by later faults, dykes and post-mineral intrusions,” Mr. Hendrickson said.
Assay results from hole OTD1487A are summarized in the table below.

Hole	From	To	Interval	Au	Cu	Mo	CuEq
Number	(m)	(m)	(m)	(g/t)	(%)	(ppm)	(%)
OTD1487A	1967	1978	11	0.04	0.12	19	0.16
	1978	1994	16	0.09	1.55	38	1.63
	1994	2028	34	0.02	0.06	8	0.07
	2028	2126	98	0.96	0.88	115	1.56
	2126	2258	132	0.32	0.14	12	0.35
	2258	2336.3	78.3	2.13	0.82	126	2.24
including	2320	2336.3	16.3	4.70	1.56	168	4.64
Overall Hole	1967	2336.3	369.3	0.83	0.53	64	1.09
Copper equivalencies were calculated using the following metal prices and formula. (Au = USD650/oz, Cu=USD1.35/lb, Mo=USD10/lb). [CuEq=Cu%+((Aug/t*18.98)+(Moppm*0.01586))/29.76]

Quality Assurance and Quality Control
Dr. David Crane, R.P.Geo., Ivanhoe Mines’ Mongolia Exploration Manager, a member of the Australian Institute of Geoscientists and a qualified person as required by NI 43-101, supervised the preparation of the information in this news release.

SGS Mongolia LLC prepared the split core at the project site and assayed all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale A. Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab at the project site for quality control monitoring of the assay data.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines Investors Relations: Bill Trenaman. Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements — This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events such as Ivanhoe’s intent to continue drilling at the Oyu Tolgoi Project. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results almost always will vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

December 8, 2008
SouthGobi Energy Resources reaches 2008 target coal
production of one million tonnes ahead of schedule
and below budget at its Ovoot Tolgoi Coal Mine in
southern Mongolia
Infrastructure construction continues
VANCOUVER, CANADA — Ivanhoe Mines’ 80%-owned subsidiary, SouthGobi Energy Resources Ltd.(SGQ: TSX-V), announced today that the Ovoot Tolgoi mine in southern Mongolia has produced its first 1,000,000 tonnes of coal ahead of schedule and below budget.
“We are very pleased to announce this coal production milestone at Ovoot Tolgoi,” said Gene Wusaty, SouthGobi Energy’s Chief Operating Officer. “Our initial success at Ovoot Tolgoi is a positive reflection on the management, staff and employees at the mine and this further solidifies our position as a significant new coal producer in Mongolia.”
Ovoot Tolgoi has surpassed its budgeted production for 2008 of 1,000,000 tonnes of coal as of November 29, 2008, and is on track to produce 1,100,000 tonnes of coal in 2008. The actual site cash cost of production at the Ovoot Tolgoi mine through October 31, 2008 was approximately US$8.20 per tonne of coal produced, 32% under budget. The Ulaanbaatar office overhead costs through the same period were approximately US$3.20 per tonne of coal mined, 27% under budget. The overhead cost includes the lease renewal costs of the company’s 46 Mineral Exploration Licences (MELs). The Ovoot Tolgoi development capital cost of approximately US$42 million for the project also is on target.
Coal shipments commenced September 22, 2008, part of two one-year 2008 contracts for 700,000 tonnes of a 6,300 kcal thermal coal product, sold and loaded on customer coal trucks at the Ovoot Tolgoi mine gate. The forecast for 2009 coal production is approximately 2,900,000 tonnes. Discussions have started with customers on 2009 coal sales. All tonnages are expected to be sold into western Inner Mongolia and Gansu Province in China.
Infrastructure Construction Update
Construction continues on three major infrastructure projects to support the Ovoot Tolgoi mine — a workshop / warehouse complex, an administration facility / accommodation camp and concreting the Ovoot Tolgoi airport runway.
Construction on both the permanent shop facility and camp accommodation complexes will continue through the winter with completion scheduled for late in the second quarter 2009. A new shop facility is being erected and has been designed to accommodate the larger 240-tonne truck fleet, which has been purchased and is scheduled to arrive in the third quarter 2009. The shop facility also includes a drive-through wash bay, welding shop, warehouse and offices. An on-site coal quality testing laboratory will be relocated into this building once completed.

2
The new camp is designed to sleep up to 196 people, which could be expanded to accommodate up to 286 people. The company has more than 200 employees in Mongolia, of which more than 95% are Mongolian Nationals. The company has 179 employees at the mine site, with more than 30% from the local area.
A new concrete runway at the adjacent airport has been completed and the concrete is now curing. It is expected that final Mongolian Civil Aviation Authority approval to begin using the new runway will be received by year-end. Regular charter flights continue on the dirt runway until the concrete runway is approved. The Ovoot Tolgoi workforce residing in Ulaanbaatar are transported to and from the mine via regular charter flights directly to Ovoot Tolgoi, approximately 950 km southwest of the capital. Ovoot Tolgoi is a fly-in/fly-out operation with crew rotations every 14 days. The remaining employees that reside in the local community are provided with bus transportation to/from the mine.
Cross border coal traffic inefficiencies and coal transportation have been key areas targeted by SouthGobi for improvement. SouthGobi has formally requested the government to convert the day shift only Shivee Khuren (Ceke) border checkpoint to a permanent 24/7 status to maximize coal exports. The request has been met favorably by the Mongolian government with the appointment of a working group made up of representatives from Customs, the Specialized State Inspection Agency, the Military and the Ministry of Foreign Affairs. The working group has visited the Ovoot Tolgoi mine and the Shivee Khuren checkpoint with representatives of the Company to identify and assess the requirements for conversion of the checkpoint to a permanent status. SouthGobi is working with a neighboring mining company on upgrading and maintaining the existing 45 kilometre road from the mine site to the checkpoint. SouthGobi also has purchased and installed a dedicated 150-tonne weigh scale at the checkpoint which is being used for official weighing of SouthGobi coal exports.
In October, as part of its increased involvement in China, SouthGobi opened a representative office in Beijing to assist in all dealings in the country. As well, the company opened a small office in Ceke, China, to facilitate company matters across the border.
The 2008 exploration program which is concluding shortly, concentrated on delineating coal resources on the new Sumber Project, where near-surface seams of high-quality coking and thermal coal was discovered. SouthGobi plans to have a National Instrument 43-101 compliant resource estimate and classification report in the first half of 2009. Once completed, mine planning will be initiated and an application for a mining licence will be submitted for the development of this project.
Significant exploration also was carried out on the Ovoot Tolgoi underground project (below the surface mine resources) focused on delineating coal resources to the standards prescribed by National Instrument 43-101, which is expected to be completed in the first half of 2009. Exploration also was carried out on the coal fields to the east and west of Ovoot Tolgoi. In addition, drilling work continued on greenfields exploration targets and the Tavan Tolgoi and Tsagaan Tolgoi areas.
Mr. Wusaty, SouthGobi Energy’s Chief Operating Officer, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

3
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region and its Eocene-age metallurgical coking and thermal coal deposits in East Kalimantan, Indonesia. The company’s flag-ship coal mine, Ovoot Tolgoi, is in production and selling coal to customers in China. The company plans to supply a wide range of coal products and electricity to markets in Asia. The company also is investigating the implementation of clean-coal technologies in the development of coal power-generating capacity to benefit all of its stakeholders
The company’s metals division is focused on the exploration and development of its copper and gold projects in Mongolia and Indonesia.
Information contacts, SouthGobi Energy Resources
Investors: Steven Feldman/ Media Bob Williamson: +1 604-681-6799.
Website: www.southgobi.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, the forecast production for 2008 of 1,100,000 tonnes, the forecast for 2009 coal production of approximately 2,900,000 tonnes, tonnages to be sold into western Inner Mongolia and Gansu Province in China, the timing to complete the permanent shop facility and camp accommodation complexes, the timing for the arrival of the 240 tonne truck fleet, the timing to receive final Mongolian Civil Aviation authority approval to use the new runway, the timing to bring the Sumber and Ovoot Tolgoi underground resources into National Instrument 43-101 compliance, the initiation of mine planning and the application for a mining licence for the Sumber Project, the company’s future ability to supply coal products and electricity to markets in Asia, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008, and its Annual Information Form dated March 28, 2008 which is available at www.sedar.com.